Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

January 28, 2021

Via EDGAR CORRESPONDENCE

Mr. David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wilshire wShares Enhanced Gold Trust Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 and Response Letter dated January 11, 2021, File No. 333-235913

Dear Mr. Lin:

This letter responds to the letter from your office dated January 27, 2021 providing a comment from the staff of the Securities and Exchange Commission (the “Staff”) to proposed revisions to the above-referenced pre-effective amendment no. 4 to the registration statement filed on December 18, 2020 (“Amendment No. 4”) on Form S-1 (the “Registration Statement”) for Wilshire wShares Enhanced Gold Trust (the “Registrant”) that were contained in the Registrant’s response letter dated January 11, 2021 to a Staff comment letter dated January 5, 2021.

The Staff’s comment and our response thereto that the Registrant has authorized us to make on its behalf are set forth below. Revisions resulting from the changes referenced in the responses below, together with other clarifying changes, reflected in pre-effective amendment no. 5 to the Registration Statement (the “Amendment”). A marked version of the Amendment in PDF format is included with this letter. The definitions of terms used in the Registration Statement apply to terms used and not defined herein.

Description of the Index, page 41

Comment 1.	We note your response to our prior comment 2. Please revise to disclose how the realized volatility of the LBMA Gold Price PM and the S&P 500® Index are calculated and, if applicable, where such realized volatility data may be publicly available, and whether there are any limits or risks to using publicly available realized volatility data. Please also tell us the extent to which investors should expect the actual realized volatility percentages to fall outside the range of outcomes covered by the hypothetical weighting matrix for the Physical Gold Component and the impact on outcomes if they do so, and revise your prospectus as appropriate.

Response:	Based on the Sponsor’s research, while there are a number of indices and data sets that are based on the realized volatility of the S&P 500® Index and the LBMA Gold Price PM, there are no publicly available sources for the specific realized volatility data calculated by the Index for the LBMA Gold Price PM and S&P 500® Index. Therefore, the Registrant has not included disclosure regarding the limits or risks with respect to use of such realized volatility data. However, realized volatility for the Index may be computed by investors applying standard calculation of realized volatility on a price timeseries of an asset upon publicly available prices of LBMA Gold Price PM and the S&P 500® Index. The Registrant has revised the referenced disclosure to include references to publicly available data sources and the formula for calculating realized volatility that can be used for this purpose. The Registrant has also revised the referenced disclosure with additional text to expand upon the historical frequency of realized volatility percentages falling outside the ranges within the hypothetical weighting matrix, and the likely impact in such cases on the weighting of the Physical Gold Component. The Registrant’s revisions to the Amendment to respond to this comment are included below:

The following table illustrates the hypothetical weighting for the Physical Gold Component calculated at a given Determination Date (which is the second Index Business Day before the Rebalance Date) under different scenarios reflecting different assumptions for realized volatility of the LBMA Gold Price PM and S&P 500® Index as indicated below. As noted above, the percentage weighting for the Physical Gold Component will generally be lower than the prior month if the historical realized volatility of Physical Gold is higher than during the previous period, and vice versa. In addition, during a period of increased historical realized volatility within the S&P 500® Index, the Index may calculate a higher weighting for the overall exposure to gold. The table below illustrates the interplay of historical realized volatility of the LBMA Gold Price PM and the S&P 500® Index, and how these measures may result in particular weightings for the Physical Gold Component in specific scenarios.

Realized Volatility of S&P 500® Index	Realized Volatility of LBMA Gold Price PM
	15.0%	20.0%	25.0%
	Weight of Physical Gold Component for Next Month^
10.0%	100.0%	75.0%	60.0%
15.0%	100.0%	90.0%	72.0%
20.0%	100.0%	100.0%	96.0%
25.0%	100.0%	100.0%	100.0%

The values in the matrix above, while not intended to cover all possible variations, provide weightings for the Physical Gold Component that result from various combinations of the realized volatility of the LBMA Gold Price PM and S&P 500® Index. Realized volatility of the S&P 500® Index lower than the range of realized volatilities of the S&P 500® Index (10.0% to 25.0%) within the matrix does not impact the Physical Gold Component weighting. Realized volatility of the LBMA Gold Price PM lower than the range of realized volatilities of the LBMA Gold Price PM (15.0% to 25.0%) within the matrix results in the Physical Gold Component weighting to remain at 100.0%, which is the same weighting calculated at the lowest value (15.0%) for the LBMA Gold Price PM realized volatility within the matrix. During the period for which backtested results are calculated for the Index (January 2000 to October 2020), the realized volatility of the LBMA Gold Price PM and S&P 500® Index on the monthly Determination Dates, as calculated using the below formula, has been above the highest value (25.0%) in the matrix in approximately 10% and 12% of the months, respectively. In such months, as the realized volatility of the LBMA Gold Price PM exceeds 25.0%, the weighting of the Physical Gold Component will generally decrease, but will never be less than 50%. Conversely, as the realized volatility of the S&P 500® Index exceeds 25.0%, the weighting of the Physical Gold Component will generally increase, but will never be more than 100%.

The realized volatility of the LBMA Gold Price PM is calculated using prices from the LBMA, which are made publicly available at the LBMA’s website (www.lbma.org.uk), and the realized volatility of the S&P 500® Index is calculated using prices from S&P Dow Jones Indices LLC (“S&P”), which are publicly available on S&P’s website (www.spglobal.com/spdji/en/). The Trust and the Sponsor are not affiliated with the LBMA or S&P and do not accept responsibility for, or guarantee the accuracy and/or completeness of, the data included on their websites. Although there are no publicly available sources for the specific realized volatility data for the LBMA Gold Price PM and the S&P 500® Index calculated by the Index on each Determination Date, realized volatility may be computed by investors using standard calculation of realized volatility on a price timeseries of an asset, which is shown below.

“Price” = price time series

“Lookback” = number of days in the lookback period

252 is used as the normalizing constant to convert the realized volatility to an annualized equivalent (i.e., it represents the number of trading days in any given year)

√= Square root operator

Σ= Summation operator, addition of all of the inputs calculated by iterating over the business days in the lookback period

2 = Squared operator, the value multiplied by itself

*         *         *

If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: William Cai, Partner, Wilshire Phoenix Funds LLC